Exhibit 99.3

Electra Battery Materials

TMX TSX TRUST

Appointment of Proxyholder

I/We, being holder(s) of common shares of Electra Battery Materials Corporation (the "**Company**"), hereby appoint: Trent Mell, Chief Executive Officer, or, failing him, Marty Rendall, Chief Financial Officer (the "**Management Nominees**") OR ____________________

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the special meeting of shareholders of the Company on Wednesday, October 15, 2025, at 10:00 a.m. (Toronto time) at Cassels Brock and Blackwell LLP, Suite 3200, Bay Adelaide Centre North Tower, 40 Temperance Street, Toronto, Ontario, M5H 0B4 (the "**Meeting**"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1 to 5 inclusive. Please use a dark black pencil or pen

	FOR	AGAINST
1. Number of Directors To fix the number of directors of the Company for the ensuing year at seven (7).	☐	☐
2. Election of Directors	☐	☐
1. Trent Mell	☐	☐
2. John Pollesel	☐	☐
3. Alden Greenhouse	☐	☐
4. Gerard Hueber	☐	☐
5. David Stetson	☐	☐
6. Jody Thomas	☐	☐
7. Susan Uthaykumar	☐	☐
3. Restructuring Transaction To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of shareholders to approve a series of transactions involving the Company and certain holders of outstanding convertible notes (the "**Restructuring Transaction**"), as more particularly described in the accompanying management information circular of the Company dated September 17, 2025 (the "**Circular**").	☐	☐
4. Creation of "Control Person" or "Control Persons" To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested shareholders consenting to the creation of a "Control Person" or "Control Persons" of the Company, as such term is defined in Policy 1.1 – *Interpretation* of the TSX Venture Exchange, in connection with the Restructuring Transaction, as more particularly described in the Circular.	☐	☐
5. Reverse Stock Split To consider and, if deemed advisable, to approve with or without variation, a special resolution authorizing an amendment to the articles of the Company to complete a reverse stock split (the "**Reverse Split**") of the issued and outstanding common shares of the Company at a ratio of one (1) post-Reverse Split common share for three and a half (3.5) pre-Reverse Split common shares, as determined by the Board of Directors of the Company in its sole discretion, if at all, and as more particularly described in the Circular.	☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR each matter by the Management Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

____________________ Signature(s)   __________ Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received no later than 10:00 a.m. (Toronto time) on Friday, October 10, 2025.

Special Meeting of Shareholders of Electra Battery Materials Corporation on Wednesday, October 15 , 2025 , at 10 : 00 a . m . (Toronto time) at Cassels Brock and Blackwell LLP, Suite 3200 , Bay Adelaide Centre North Tower, 40 Temperance Street, Toronto, Ontario, M 5 H 0 B 4 (the “ Meeting ”) Notes to Proxy 1. This proxy must be signed by a holder or his or her attorney duly authorized in writing . If you are an individual, please sign exactly as your name appears on this proxy . If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed . 2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy . If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy . 3. Some holders may own securities as both a registered and a beneficial holder ; in which case you may receive more than one management information circular with respect to the Meeting and will need to vote separately as a registered and beneficial holder . Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own . Beneficial holders should follow instructions for voting conveyed to them by their intermediaries . 4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting . However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy . 5. Each securityholder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof . If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided above . 6 . The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed above, this proxy will be voted as recommended by management . 7. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for . If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly . 8. This proxy should be read in conjunction with the management information circular and other proxy - related materials provided by management for the Meeting . 9. This proxy is solicited by and on behalf of management of the Company . 10. As noted above, this proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matter identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement, thereof, whether or not the matter is routine and whether or not the matter is contested . How to Vote INTERNET Go to www.meeting - vote.com Cast your vote online View Meeting documents To vote using your smartphone,  please scan this QR Code To vote by Internet you will need your control number. If you vote by Internet, do not return this proxy. MAIL, FAX or EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively fax your proxy to 416 - 595 - 9593 or scan and email to proxyvote@tmx.com . An undated proxy is deemed to be dated on the day it was received by TSX. If you wish to receive investor documents electronically in future, please visit services.tsxtrust.com/edelivery to enrol. All proxies must be received no later than 10:00 a.m. (Toronto time) on Friday, October 10, 2025.